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                               Exhibit 8.1 Page 5

                                   EXHIBIT 8.1

                       [LETTERHEAD OF SONFIELD & SONFIELD]


August  10,  1998

Executive  Wealth  Management  Services,  Inc.
2323  Stickney  Point  Road
Sarasota,  Florida  34231

FAS  Group,  Inc.
14358  Golden  Sunset  Lane
Poway,  California  90264

Re:     Federal  Income  Tax Consequences of Proposed Merger of Executive Wealth
Management Services, Inc. and FAS Wealth Management Services, Inc., a wholly owned subsidiary of FAS Group, Inc.

Gentlemen:

     You have requested our opinion with respect to certain federal income tax consequences of the proposed merger (the "Merger") of Executive Wealth Management Services, Inc. ("Executive") with FAS Wealth Management Services, Inc., ("FAS Wealth") a wholly owned subsidiary of FAS Group, Inc. ("FAS"). The Merger will be effected pursuant to the terms of an Agreement and Plan of Merger dated May 7, 1998 (the "Merger Agreement"), between Executive, FAS Wealth and FAS. This opinion is given pursuant to Section 7.03(e) of the Merger Agreement.

     Our opinion is based upon the terms of the Merger Agreement, the facts set forth in the Information Statement/Prospectus included as part of a Form S-4 Registration Statement filed by FAS with the Securities and Exchange Commission on August 10, 1998, and our understanding that the facts and representations contained in this letter are true, accurate and complete as of the present time and will be true, accurate and complete as of the Effective Time of the Merger. The capitalized terms which are used but not defined herein shall have the meaning given to them in the Merger Agreement and Information Statement/Prospectus.

                                      FACTS

     Executive is a Florida corporation whose stock is publicly held but not publicly traded on any exchange or over-the-counter. As of July 31, 1998, Executive had issued and outstanding 2,615,485 shares of Common Stock, and no other class of stock was issued and outstanding. FAS is a Delaware corporation whose stock is privately held. As of July 31, 1998 there are 3,339,000 shares of FAS Common Stock outstanding, including the shares reserved for issuance on conversion of the Series A Convertible Preferred Stock, 630,000 of which are Class B shares and 2,709,000 are Class A shares.

     The Boards of Directors of Executive and FAS have determined that the Merger is in the best interests of their respective companies and shareholders. Both parties view the Merger as a strategic opportunity to build a nationwide, full service retail brokerage firm and thereby benefit from operational efficiencies and economies of scale, greater managerial, operational and financial resources, an expanded national presence and better access to the capital markets.

     Following the Effective Time, under the provisions of the Merger Agreement and the General Corporation Law of Delaware, FAS Wealth will merge with and into Executive, and Executive will be the surviving corporation.

     At the Effective Time, each issued and outstanding share of Executive Common Stock will be converted into the right to receive, and be exchangeable for, the number of shares of FAS Common Stock equal to the quotient of 1,591,000 divided by the number of shares of Executive Common Stock outstanding immediately prior to the Effective Time. However, no fractional shares will be issued in the Merger. Instead, each holder of Executive Common Stock who would otherwise have qualified to receive a fraction of a share of FAS Common Stock will be entitled to receive cash equal to the Cancellation Price (as defined in the Merger Agreement) of such fractional share. Executive shareholders will have dissenters' rights under applicable Florida law.

                                 REPRESENTATIONS

     In connection with the Merger, the following representations have been made to us by the parties:

     1. The terms of the Merger were negotiated through arm's length bargaining between Executive and FAS and, accordingly, the fair market value of the shares of FAS stock and other consideration received by each Executive shareholder will be approximately equal to the fair market value of the shares of Executive stock surrendered in the Merger exchange.

     2. There is no plan or intention by the shareholders of Executive who own 5 percent or more of Executive stock, and to the best knowledge of the management of Executive, there is no plan or intention on the part of the remaining shareholders of Executive to sell, exchange, or otherwise dispose of a number of shares of FAS stock received in the Merger that would reduce the Executive shareholders' ownership of FAS stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding stock of Executive as of the same date. For purposes of this representation, shares of Executive stock exchanged for cash or other property, or exchanged for cash in lieu of fractional shares of FAS stock, have been treated as outstanding Executive stock as of the date of the Merger. Shares of Executive stock and shares of FAS stock held by Executive shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger have also been considered outstanding for purposes of this representation.

     3. FAS has no plan or intention to reacquire any of its stock issued in the Merger.

     4. FAS has no plan or intention to sell or otherwise dispose of any of the assets of Executive acquired in the Merger, except for dispositions made in the ordinary course of business or transferred as described in section 368(a)(2)(C).

     5. The liabilities of Executive assumed by FAS Wealth and the liabilities to which the transferred assets of Executive are subject were incurred by Executive in the ordinary course of its business.

     6. Following the Merger, FAS will continue the historic business of Executive or use a significant portion of Executive's historic business assets in a business.

     7. FAS, Executive, and the shareholders of Executive will pay their respective expenses, if any, incurred in connection with the Merger.

     8. There is no intercorporate indebtedness existing between Executive and FAS that was issued, acquired, or will be settled at a discount.

     9.     Neither  party  to the Merger is an investment company as defined in section  368(a)(2)(F)(iii)  and  (iv)  of  the  Code.

     10. Executive is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

     11. Both the fair market value and the adjusted basis of the assets of Executive transferred to FAS Wealth will each equal or exceed the sum of the liabilities assumed by FAS Wealth plus the amount of liabilities, if any, to which the transferred assets are subject.

     12. The payment of cash in lieu of fractional shares of FAS stock is solely for the purpose of avoiding the expense and inconvenience to FAS of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the Executive shareholders instead of issuing fractional shares of FAS stock will not exceed one percent of the total consideration that will be issued in the Merger to the Executive shareholders in exchange for their shares of Executive stock. The fractional share interest of each Executive shareholder will be aggregated, and no Executive shareholder will receive cash in an amount equal to or greater than the value of one full share of FAS.

     13. None of the compensation received by any shareholder-employee of Executive will be separate consideration for, or allocable to, any of the shares of Executive stock owned by that person prior to the Merger; none of the shares of FAS stock received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee of Executive will be for services actually rendered and will be commensurate with the amounts paid to third parties bargaining at arm's-length for similar services.

                                    ANALYSIS

     The Merger will qualify as a reorganization within the meaning of section 368(a) because it will be completed pursuant to state law, as required by section 368(a)(1)(A), and will satisfy the requirements for "continuity of proprietary interest," "continuity of business enterprise," and "business purpose," set forth in Treasury regulations and case law.

     The continuity of proprietary interest and continuity of business enterprise requirements are judicially created doctrines to ensure that, in keeping with the underlying assumption of the reorganization provisions, the property received in the exchange by the shareholders of the old corporation is substantially a continuation of their old investment, unliquidated. Under the continuity of proprietary interest requirement, in an acquisitive reorganization such as the Merger, the shareholders of the merged corporation must receive in the merger, and retain, a continuing equity interest in the surviving corporation. Under the Internal Revenue Service's ruling guidelines (which are more restrictive than the case law) that requirement is satisfied here, because the shareholders of Executive will receive in the Merger FAS stock having a value, as of the date of the Merger, of at least 50 per cent of the value of all of the formerly outstanding stock of Executive as of the same date. Furthermore, there is no plan or intention by the shareholders of Executive to sell, or change, or otherwise dispose of a number of shares of FAS stock received in the Merger that would reduce the Executive shareholders' ownership of FAS stock below this threshold amount. See Revenue Procedure 77-37, 1977-2 C.B. 568.

     Under the continuity of business enterprise requirement, the surviving corporation must continue the merged corporation's historic business, or use a significant portion of the merged corporation's historic business assets in a business. Where the merged corporation has more than one line of business, the surviving corporation need continue only a significant line of business. Treasury Regulations Section 1.368-1(d)(2). This requirement will be satisfied here because FAS will continue Executive's Institutional Pharmacy Business.

     Finally, the business purpose requirement will be satisfied because, as described above, the parties will undertake the Merger to combine their institutional pharmacy businesses and thereby benefit from operational efficiencies and economies of scale, greater managerial, operational and financial resources, an expanded national presence, and better access to the capital markets.

                                     OPINION

     On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion that:

     (1)     The  Merger  will  qualify  as  a  reorganization  under  section
368(a)(1)(A). Executive and FAS will each be "a party to a reorganization" within the meaning of section 368(b).

     (2) No gain or loss will be recognized by Executive upon the transfer of its assets to FAS Wealth in exchange for FAS Common Sock, the assumption of the liabilities of Executive, and the receipt of cash by Executive stockholders for fractional shares. Sections 361 and 357(a).

     (3) No gain or loss will be recognized by FAS or FAS Wealth upon its receipt of the assets of Executive in exchange for FAS Common Stock. Section 1032(a).

     (4) The basis of Executive's assets in the hands of FAS will, in each case, be the same as the basis of those assets in the hands of Executive immediately prior to the exchange. Section 362(b).

     (5) The holding period of the assets of Executive in the hands of FAS Wealth will, in each instance, include the period for which such assets were held by Executive. Section 1223(2).

     (6) No gain or loss will be recognized to Executive shareholders upon receipt of FAS Common Stock in exchange for their Executive Common Stock, except as noted in Paragraph (9) below. Section 354(a)(1).

     (7) The basis of the FAS Common Stock received by the Executive shareholders will be the same as the basis of the Executive Common Stock surrendered in exchange therefor. Section 358(a)(1).

     (8) The holding period of the FAS Common stock received by each Executive shareholder will include the period during which the Executive shares surrendered therefor were held, provided that the Executive shares were held as a capital asset in the hands of such Executive shareholder on the date of the exchange. Section 1223(1).

     (9) The payment of cash to Executive shareholders in lieu of fractional share interests of FAS shares will be treated as if the fractional shares were actually distributed as part of the exchange and were subsequently redeemed by FAS. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in section  302(a).  Rev.  Rul.  66-365,  1966-2  C.B.  116.

     (10) As provided by section 381(a) and section 1.381(a)-l of the regulations, FAS will succeed to and take into account as of the date of the proposed transfer, as defined in section 1.381(b)-1(b) of the regulations, the items of Executive described in section 381(c), subject to the conditions and limitations of sections 381, 382, 383, and 384 and the regulations thereunder. Any deficit in earnings and profits may be used only to offset earnings and profits accumulated after that date.

     This opinion is based upon existing law, regulations, administrative rulings and judicial opinions. No assurance can be given that changes in law or regulation or forthcoming opinions or decisions will not modify the conclusions expressed in this opinion letter. Further, no assurance can be given that the Internal Revenue Service will not apply stricter standards than set forth in its advance ruling guidelines or that it will not challenge the conclusions stated in this opinion letter.

     No opinion is expressed with respect to state, local, foreign or other tax laws. This opinion does not take into account the special circumstances of certain holders of Executive Common Stock, for example, foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities, and persons who do not hold their Executive Common Stock as a capital asset, which might affect the results described above.

Very  truly  yours,


/s/  Sonfield  &  Sonfield
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Sonfield  &  Sonfield



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